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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-13232

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
401(k) RETIREMENT PLAN
(Full title of the plan)

Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office)

Financial Statements and Schedule

Apartment Investment and Management Company
401(k) Retirement Plan

December 31, 2003 and 2002 and for the year ended December 31, 2003

CONTENTS

Report of Independent Registered Public Accounting Firm	2
Audited Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Schedule
Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

Benefits Committee
Apartment Investment and Management Company
401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young LLP

Denver, Colorado
June 23, 2004

Apartment Investment and Management Company

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets:
Investments, at fair value	$62,440,878	$55,622,402
Contributions receivable:
Employee contributions receivable	176,746	—
Employer contribution receivable	97,232	—

	273,978	—

Total assets	62,714,856	55,622,402
Liability:
Participant refunds payable	4,253	—

Net assets available for benefits	$62,710,603	$55,622,402

See accompanying notes.

Apartment Investment and Management Company

401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Employee contributions	$4,530,763
Employer contributions, net of forfeitures	2,427,899
Rollover contributions	218,198

7,176,860
Net appreciation in fair value of investments	7,677,994
Interest and dividend income	1,288,602

Total additions	16,143,456
Deductions:
Benefit payments	8,925,081
Participant refunds payable	4,253
Administrative expenses	125,921

Total deductions	9,055,255

Net increase	7,088,201
Net assets available for benefits at the beginning of the year	55,622,402

Net assets available for benefits at the end of the year	$62,710,603

See accompanying notes.

Apartment Investment and Management Company

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003

1.     Description of the Plan

        The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

        The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the "Company") who have at least 1/2 year of service (effective January 1, 2004 this was reduced to 30 days of service) and are age 18 or older. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Participants may elect to contribute to the Plan from 1% to 20% of their compensation on a pretax basis, subject to certain statutory limitations. Effective January 1, 2004, participants may contribute up to 50% of their compensation on a pretax basis. The Company, at its discretion, may make a matching contribution based on the first 6% of a participant's contribution, on behalf of each participant in the following manner: (1) for participants with six months to five years of service, a 50% match of the participant's contribution; (2) for participants with six to ten years of service, a 75% match of the participant's contribution; or (3) for participants with ten or more years of service, a 100% match of the participant's contribution. Effective January 1, 2004, the Company's matching contributions will no longer be based on length of service and the maximum possible match will be 4%, made in the following manner: (1) a 100% match on the first 3% of the participant's contribution; (2) a 50% match on the next 2% of the participant's contribution.

        Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is their vested account balance at the time of distribution.

        Participants are immediately vested in their voluntary contributions. The Company's matching contributions are fully vested after three years of service. Beginning January 1, 2004, all Company matching contributions made on or after January 1, 2004 will vest immediately. Upon withdrawal, any nonvested portion of a participant's account will be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During the year ended December 31, 2003, $81,413 had been applied against 2003 contributions. During 2003 and 2002, forfeited balances of terminated participants' nonvested accounts were $149,988 and $149,873, respectively.

        Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant's account. Three loans may be outstanding at any time; however, only one loan is permitted during any twelve month period.

        Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

Apartment Investment and Management Company

401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2003

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

Investments

        Investments other than participant loans and the common collective trust fund are valued at fair value as determined by reference to quoted market values. The participant loans are valued at their outstanding balances, which approximate fair value. Investments held in the common collective trust fund are recorded at fair value, which approximates cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

Plan Expenses

        The Company pays certain expenses necessary to administer the Plan.

Apartment Investment and Management Company

401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2003

3.     Investments

        The Plan's investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan's investments in the various funds (including investments bought, sold, and held during the year) appreciated in fair value for the year ended December 31, 2003 as presented in the following table:

Net Appreciation in Fair Value During Year
Fair value as determined by quoted market prices:
Investments in mutual funds	$7,671,673
Investments in common stocks	6,321

$7,677,994

        The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2003	2002
Fair value determined by quoted market prices:
Fidelity Investment Mutual Funds:
Magellan Fund	$8,925,092	$7,398,654
Growth Company Fund	5,461,556	3,998,500
Growth and Income Fund	6,841,232	6,288,849
Retirement Money Market Fund	6,785,824	7,856,391
Asset Manager Fund	5,072,632	4,645,234
Equity Income II Fund	4,979,834	3,908,450
Intermediate Bond Fund	3,819,136	3,647,838
Fidelity Management Trust Company Common Collective Trust Fund:
Managed Income Portfolio Fund	9,195,942	9,456,786

SCHEDULE

Apartment Investment and Management Company

401(k) Retirement Plan

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 58-1471003
Plan Number: 002

Identity of Issue, Borrower, Lessor or, Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Common Stock:
*AIMCO Stock	125,375 shares	$1,673,384
*Fidelity Investment Mutual Funds:
Magellan Fund	91,315 shares	8,925,092
Growth Company Fund	109,078 shares	5,461,556
Growth and Income Fund	192,008 shares	6,841,232
Intermediate Bond Fund	358,268 shares	3,819,136
Asset Manager Fund	321,868 shares	5,072,632
Equity Income II Fund	218,606 shares	4,979,834
Aggressive Growth Fund	111,638 shares	1,666,749
Diversified International Fund	35,200 shares	849,034
Low Priced Stock Fund	46,432 shares	1,624,209
Spartan US Equity Index Fund	22,548 shares	888,605
Retirement Money Market Fund	6,785,824 shares	6,785,824
Fidelity Real Estate Fund	15,850 shares	375,809
Fidelity Small Cap Stock Fund	4,959 shares	84,795
Fidelity Freedom Income Fund	4,309 shares	47,789
Fidelity Freedom 2000 Fund	2,602 shares	30,654
Fidelity Freedom 2010 Fund	17,437 shares	227,028
Fidelity Freedom 2020 Fund	28,251 shares	367,825
Fidelity Freedom 2030 Fund	40,739 shares	527,569
Fidelity Freedom 2040 Fund	37,400 shares	282,744

		48,858,116
*Fidelity Management Trust Company Common Collective Trust Fund:
Managed Income Portfolio Fund	9,195,942 shares	9,195,942
*Participant Loans	Interest rates range from 6.00% to 10.50%	2,713,436

		$62,440,878

*
Indicates a party-in-interest to the Plan

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004

APARTMENT INVESTMENT AND MANAGEMENT COMPANY 401(k) RETIREMENT PLAN
By:	/s/ JAMES G. PURVIS James G. Purvis Executive Vice President—Human Resources
By:	/s/ PAUL J. MCAULIFFE Paul J. McAuliffe Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.
23.1	Consent of Ernst & Young LLP

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CONTENTS
Report of Independent Registered Public Accounting Firm
Apartment Investment and Management Company 401(k) Retirement Plan Statements of Net Assets Available for Benefits
Apartment Investment and Management Company 401(k) Retirement Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2003
Apartment Investment and Management Company 401(k) Retirement Plan Notes to Financial Statements December 31, 2003
Apartment Investment and Management Company 401(k) Retirement Plan Notes to Financial Statements (continued) December 31, 2003
Apartment Investment and Management Company 401(k) Retirement Plan Notes to Financial Statements (continued) December 31, 2003
SCHEDULE
Apartment Investment and Management Company 401(k) Retirement Plan Schedule H, line 4i—Schedule of Assets (Held at End of Year) December 31, 2003
SIGNATURES
EXHIBIT INDEX